UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Unify Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

904743200

(CUSIP Number)

Christa Flanery
1420 Rocky Ridge Drive, Suite 380
Roseville, California 95661
(916) 218-4772
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904743200

1.	Names of Reporting Persons.
The Jensen Revocable Trust Dated January 25, 2007

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
None.*

	8.	Shared Voting Power
1,819,129*

	9.	Sole Dispositive Power
None.*

	10.	Shared Dispositive Power
1,996,605*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,996,605*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
15.8%*

14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 904743200

1.	Names of Reporting Persons.
Kurt A. Jensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
342,857*

	8.	Shared Voting Power
1,819,129*

	9.	Sole Dispositive Power
None.*

	10.	Shared Dispositive Power
1,996,605*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,161,986*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
17.1%*

14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 904743200

1.	Names of Reporting Persons.
Carolyn L. Jensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
None.*

	8.	Shared Voting Power
1,819,129*

	9.	Sole Dispositive Power
None.*

	10.	Shared Dispositive Power
1,996,605*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,996,605*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
15.8%*

14.	Type of Reporting Person (See Instructions)
IN

*This is a joint filing by The Jensen Revocable Trust Dated January 25, 2007, Kurt A. Jensen, and Carolyn L. Jensen. The Jensen Revocable Trust Dated January 25, 2007, Kurt A. Jensen, and Carolyn L. Jensen share sole voting and investment power over 1,079,646 shares of Common Stock, a Subordinated Purchase Note in the principal amount of $2,588,192 convertible into 739,483 shares of Common Stock. The Jensen Revocable Trust Dated January 25, 2007, Kurt A. Jensen, and Carolyn L. Jensen share sole investment power over a Subordinated Indemnity Note in the principal amount of $621,166 convertible into 177,476 shares of Common Stock. Kurt A. Jensen, as Shareholder Representative, has sole voting power over the Subordinated Indemnity Note in the principal amount of $621,166 convertible into 177,476 shares of Common Stock and Subordinated Indemnity Notes of other selling shareholders in an aggregate principal amount of $578,843 convertible into 165,381 shares of Common Stock. See Items 2 and 5 of this Schedule 13D for additional information.

Item 1.	Security and Issuer

This statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Unify Corporation, a Delaware corporation (the “Company”), which has its principal executive offices at 1420 Rocky Ridge Drive, Suite 380, Roseville, California 95661.

Item 2.	Identity and Background

This statement is being jointly filed by the following persons (the “Reporting Persons”):

The Jensen Revocable Trust Dated January 25, 2007 (the “Jensen Trust”) is a revocable trust organized under the laws of the State of California of which Mr. Jensen and Ms. Jensen are co-settlors, co-trustees, and co-beneficiaries.

Kurt A. Jensen is the Chief Operating Officer of the Company, which is his principal occupation.

Carolyn L. Jensen is a homemaker, which is her principal occupation.

Both Mr. Jensen and Ms. Jensen are United States citizens.

The business address of each of the Reporting Persons is 1420 Rocky Ridge Drive, Suite 380, Roseville, California 95661.

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The 1,996,605 shares of Common Stock beneficially owned by the Reporting Persons were acquired as partial consideration for the shares of Strategic Office Solutions, Inc. held by the Reporting Persons in connection with the merger of a wholly-owned subsidiary of the Company with and into Strategic Office Solutions, Inc. The Jensen Trust is the legal owner of all of the Common Stock beneficially owned by Mr. Jensen and Ms. Jensen.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the shares of Common Stock reported herein as partial consideration for the shares of Strategic Office Solutions, Inc. held by the Reporting Persons in connection with the merger of a wholly-owned subsidiary of the Company with and into Strategic Office Solutions, Inc. 916,959 of the shares of Common Stock reported herein are issuable upon conversion of convertible notes and may be subject to certain set-off rights pursuant to the terms of the merger agreement. Kurt A. Jensen was named the Company’s Chief Operating Officer after the merger was completed.

The Reporting Persons intend to review and evaluate their investment in the Common Stock on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Company, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of their holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may hold discussions with the Company's management and directors, other shareholders and other interested parties.

Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The information concerning percentages of ownership set forth below is based on 12,644,327 shares of Common Stock outstanding, which the Reporting Persons have reason to believe, based upon documents filed as of July 1, 2010 on Current Report on Form 8-K, is the current outstanding share number.

The Jensen Trust beneficially owns 1,996,605* shares of Common Stock as of July 9, 2010, which represents 15.8%* of the outstanding Common Stock.

Kurt A. Jensen beneficially owns 2,161,986* shares of Common Stock as of July 9, 2010, which represents 17.1%* of the outstanding Common Stock.

Carolyn L. Jensen beneficially owns 1,996,605* shares of Common Stock as of July 9, 2010, which represents 15.8%* of the outstanding Common Stock.

The Jensen Trust owns the shares of Common Stock reported herein directly. Mr. Jensen and Ms. Jensen are co-settlors, co-trustees, and co-beneficiaries of the Jensen Trust and thus share discretionary investment authority and voting power with each other Reporting Person. As a consequence, each Reporting Person may be deemed to share beneficial ownership of all of the shares of Common Stock owned by the Jensen Trust.

On June 29, 2010, in connection with the merger discussed above, the Reporting Persons acquired (directly in the case of the Jensen Trust and indirectly in the case of Mr. Jensen and Ms. Jensen) 1,079,646 shares of Common Stock at a price per share of $3.50, a Subordinated Purchase Note in the principal amount of $2,588,192 and a Subordinated Indemnity Note in the principal amount of $621,166. The conversion price for the notes is $3.50 per share if the conversion occurs prior to the first anniversary of the date of issuance and the twenty day volume weighted average trading price of the issuer’s Common Stock for the twenty days ending two trading days prior to the date of notice of conversion if conversion is elected after the first anniversary of the date of issuance.

The notes are exercisable, at the election of the holder or the issuer, at any time following the twenty-first day after the issuer has sent to its stockholders an Information Statement on Schedule 14C of the Securities Exchange Act of 1934 with respect to the action by written consent of the stockholders on June 25, 2010 authorizing the issuance of the issuer’s common stock issuable upon the conversion of the notes, and if not converted prior to September 29, 2015 will be due and payable.

Pursuant to the terms of the Escrow Agreement entered into in connection with the merger, Kurt A. Jensen, as Shareholder Representative, has the right to vote the 342,857 shares underlying the Subordinated Indemnity Note and to collect and distribute the dividends from those shares in his capacity as Shareholder Representative.

Other than as described herein, no person other than the Reporting Persons is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the notes referred to under Item 5 above, the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 1 to this Schedule 13D, and the Powers of Attorney granted by Mr. Jensen and Ms. Jensen with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 2 and Exhibit 3, respectively, to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated as of July 9, 2010, by and among The Jensen Revocable Trust; Kurt A. Jensen; and Carolyn L. Jensen.

Exhibit 2:	Power of Attorney of Kurt A. Jensen, dated as of July 9, 2010.

Exhibit 3:	Power of Attorney of Carolyn L. Jensen, dated as of July 9, 2010

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2010
Date

THE JENSEN REVOCABLE TRUST DATED
JANUARY 25, 2007

By: Carolyn L. Jensen*
Signature

Carolyn L. Jensen, Trustee
Name/Title

By: Kurt A. Jensen*
Signature

Kurt A. Jensen, Trustee
Name/Title

Kurt A. Jensen*
Signature

Kurt A. Jensen
Name/Title

Carolyn L. Jensen*
Signature

Carolyn L. Jensen
Name/Title

*By: /s/ Steven D. Bonham
Steven D. Bonham
Attorney-in-Fact for Kurt A. Jensen
Attorney-in-Fact for Carolyn L. Jensen

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of July 9, 2010, by and among The Jensen Revocable Trust; Kurt A. Jensen; and Carolyn L. Jensen.

Exhibit 2	Power of Attorney of Kurt A. Jensen, dated as of July 8, 2010.

Exhibit 3	Power of Attorney of Carolyn L. Jensen, dated as of July 9, 2010